UBS Securities LLC
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
c/o UBS Securities LLC
299 Park Avenue
New York, New York  10171-0026

                                                       June 22, 2005

Max A. Webb
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


     Re:  Registration Statement No. 333-123817
          Registration Statement on Form S-1 of Eagle Bulk Shipping Inc.
          --------------------------------------------------------------

Dear Ladies and Gentlemen:

          On behalf of the underwriters, the undersigned, UBS Securities LLC, Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc., as the representatives of the several underwriters (the "Representatives") of the offering pursuant to the above-captioned Registration Statement on Form S-1, hereby advise you that each prospective purchaser has been notified of the new price range for the offering and the revised number of shares to be offered. We hereby advise you that, in our view, the preliminary prospectus contained in Amendment No. 6 to the Registration Statement has no material changes in it from the preliminary prospectus dated June 6, 2005 earlier distributed to prospective purchasers.

                                            Sincerely,


                                            UBS SECURITIES LLC


                                            By:  /s/ Hani Ramadan
                                                 ------------------
                                                     Hani Ramadan


                                            BEAR, STEARNS & Co. Inc.


                                            By:  /s/ Stephen Parish
                                                 ----------------------
                                                     Stephen Parish


                                            CITIGROUP GLOBAL MARKETS INC.


                                            By:  /s/ Stephen Butkow
                                                 ------------------------
                                                     Stephen Butkow